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May 1, 2006

Ms. Barbara Jacobs
Assistant Director
United States Securities and Exchange Commission
One Station Place
100 F Street NE
Washington, D.C 20549


Dear Ms. Jacobs:

This letter is in response to the Staff's comment letter dated February 16, 2006. In providing this response, Powerhouse Technologies Group Inc. (the Company) will, upon requesting acceleration of the effective date of the registration statement, acknowledge that:

         - should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         - the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

         GENERAL

         Comment 1

         We note that there are outstanding comments on the Forms 10-KSB for the period ended March 31, 2005 and 10-QSB for the period ended September 30, 2005. Please be advised that we will not declare the registration statement effective until all outstanding comments have been resolved.

         Response

         The Company understands this, and is working with the staff to resolve all outstanding comments.

         Comment 2

         Please update the financial statements pursuant to Rule 310(g) of Regulation S-B prior to effectiveness.

         Response

         The Company's amended registration statement which now includes audited financials for the nine months ended December 31, 2005.

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         SELLING STOCKHOLDERS, PAGE 16

         Comment 3

         Identify the natural person or persons who have voting or investment control over each of the entities listed as selling shareholders. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.

         Response

         The Company has amended the registration statement to comply with this request.

         Comment 4

         Please confirm whether any of the selling shareholder entities are registered broker-dealers or affiliates of a registered broker-dealer. If the former, disclose whether the shares were received as compensation for investment banking services or as investment shares.

         Response

         The Company raised money in two offerings. The first offering closed in two tranches in 2004, and was conducted by IndiGo Ventures (formerly Middlebury Capital), acting as the Company's placement agent. For its service, IndiGo received a cash fee as well as warrants to purchase 264,775 shares of Senior A Preferred Stock and 68,559 shares of Common Stock. In September 2005, the warrant for 264,775 shares of Preferred Stock was exchanged for warrants to purchase 700,000 shares of Common Stock. Additionally, several employees of IndiGo invested in the transaction, on the same terms and conditions as the independent investors. The IndiGo investors include the following individuals Greg Osborn, Eric Brachfield, and Edward Neugoboren.

         The second financing closed in three tranches: September 2005, December 2005 and March 2006, and was conducted by C.E. Unterberg, Towbin, LLC
         (CEUT) acting as the Company's placement agent. For its service, CEUT received a cash fee as well as warrants to purchase 2,075,365 shares of Common Stock. Additionally, Andrew Arno, CEO of CEUT (and certain of his immediate family) and others affiliated with CEUT invested in the transaction, on the same terms and conditions as the other independent investors.

         Several of the investors that purchased shares in the Company's private placements, and who are listed as selling shareholders are affiliates of registered broker-dealers, and bought their shares as investment shares. The registration statement discloses which selling stockholders are affiliated with registered broker-dealers. Other than IndiGo and CEUT mentioned above, none of the other selling shareholders received their shares as compensation for investment banking services.


         Comment 5

         To the extent any of the selling shareholders are affiliates of broker-dealers, disclose and state whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the

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         securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

         Response

         All investors in the private placements, including the affiliates of broker-dealers, represented to us that they purchased the shares in the ordinary course of business and that there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

         Comment 6

         We note your discussion regarding short sales on page 26. Please confirm that you are aware of Corporation Finance Telephone Interpretation A. 65 (July 1997) on this issue, which is publicly available on our website.

         Response

         The Company is aware of Corporation Finance Telephone Interpretation A 65 (July 1997).

         UNDERTAKINGS

         Comment 7

         The undertakings required by Item 512 of Regulation S-B have recently been updated. Please update the disclosure to include the currently required undertaking outlined in paragraph (g) of Item 512.

         Response

         The Company has updated its filing as pertains to Item 512(g) of Regulation S-B.

         Comment 8

         In addition, provide the undertaking outlined in Item 512(e), as you will be requesting acceleration of the effective date of the above-cited registration statement.

         Response

         The Company has made the undertaking as pertains to Item 512(e) of Regulation S-B.

         FORM 10-KSB/A FOR THE YEAR ENDED MARCH 31, 2005
         CONTROLS AND PROCEDURES

         Comment 9

         You state that management evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this "Quarterly Report." Please amend the filing to clarify that the evaluation relates to this period covered by the annual report, or March 31, 2005. Your amended Form 10-KSB should continue to provide information as of the period covered by that report. In this regard we note you deleted one of the material weaknesses that had initially been identified, i.e., lack of audit committee. If that was in fact a material weakness at March 31, 2005, it should continue to be disclosed in any amendments to the 10-KSB.

         Comment 10

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         Further, the conclusion of management as to the effectiveness of the disclosure controls and procedures is given "as of September 30, 2005." Please revise the disclosure to provide the conclusion of management as to the effectiveness of the disclosure controls and procedures "as of the end of the period covered by the report," or March 31, 2005. See Rule 13a-15(b) of the Exchange Act. If you intend to provide an update with respect to the efforts you have made in the intervening period to address the material weaknesses identified, provide clear disclosure to this effect and indicate whether, as of a more recent date, management continues to conclude that the disclosure controls and procedures were not effective.


         Comment 11

         Similarly, your disclosure regarding changes in internal control over financial reporting currently refers to changes made "[d]uring the quarter ended September 30, 2005." Please revise to specify those changes made in the fourth quarter ended March 31, 2005. See Rule 13a-15(d) of the Exchange Act. Changes made in the quarter ended September 30, 2005 should be discussed in the appropriate quarterly report and not in the amended Form 10-KSB.

         Response

         Management views Comments 9, 10, and 11 as related, and its answer follows. It is important to this response to note that new management assumed control of the Company in late September 2005 in connection with the closing of the equity private placement.

         The Company believes that the Form 10-KSB as originally filed for the year ended March 31, 2005 was correct and covers the issues in the comments above; although it was filed before the new management took control. In October 2005, new management decided to re-audit the period ended March 31, 2005 and filed the amended 10-KSB/A with the Commission on December 21, 2005. The explanatory note contained at the beginning of the Form 10-KSB/A stated that the purpose of the amended filing was to restate the Company's financial statements. The Form 10-KSB as originally filed stands with respect to other disclosures as of the date of its filing. The updated information in the Form 10-KSB/A was not intended to, and did not supersede the previous disclosures which were made as of March 31, 2005. By the time of the amended filing, but after the original filing, the Company had created the beginnings of an Audit Committee, albeit of one person, and was in the process of seeking others to serve on the Audit Committee, accounting for the difference in the two filings.

         Comment 12

         We note that your discussion regarding your efforts to address the material weaknesses refers to corrective actions, "including" the steps you specify. Please confirm whether the corrective actions identified constitute all of the corrective actions taken and expected to be taken to address the weaknesses. Further, disclose the costs associated with the corrective actions taken and expected to be taken by the company, if material. Please also amend the Form 10-QSB, as appropriate.

         Response

         As noted above, new management assumed control of the Company in October 2005. Current management is taking an active role in correcting all the items previously identified. These actions are not yet complete and material weaknesses were still noted

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         in our recently filed transitional 10KSB for the nine month period ended December 31, 2005. However, subsequent to December 31, 2005, the Company has undertaken corrective actions, including hiring additional staff with certain qualifications and independent internal reviews of key account reconciliations to ensure that the financial statements and other financial information are complete and accurate in all material respects. The Company has also successfully recruited additional outside, independent board members, one of whom will be appointed as of May 11, 2006 and will qualify as the Audit Committee Financial Expert as defined in Item 401(e)(2) of Regulation S B, in anticipation of establishing a full audit committee in accordance with Section 3(2)(58)(A) of the Exchange Act. The Company does not expect the costs associated with the above discussed corrective actions to be material.

         We trust that this letter adequately addresses your concerns in your letter of February 16, 2006.

         Best regards,


         Richard Liebman
         Chief Financial Officer

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